April 3, 2006

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Via EDGAR Electronic Filing

Dear Mr. Cascio:

This correspondence is in response to your comment letter of March 21, 2006 related to Baldor Electric Company (File No. 1-7284). We have reviewed your comments and will comply with them in all future filings. Our responses to each of your comments are attached to this correspondence and are keyed to your comments. Our intent continues to be to provide adequate disclosure in compliance with applicable disclosure requirements and to provide shareholders a clear understanding of our operations and results. We also expressly note that, by responding to the Staff’s comment or revising or agreeing to revise any disclosure in response to the Staff’s comment, we are not hereby admitting or acknowledging any deficiency in our prior disclosures or response letter.

Additionally, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. We also are aware that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance.

Best Regards,

/s/ Ronald E. Tucker
Ronald E. Tucker
President, CFO and Secretary
Baldor Electric Company

Form 10-K for fiscal year December 31, 2005

Financial Statements, Exhibit 13

Consolidated Statements of Earning, page 9

1.	SEC Comment – “We see that you report a separate line item “Profit Sharing”. Please explain to us the nature of these amounts, and tell us why they are reported as non-operating expenses. We read on page 16 that the profit sharing plan pays a benefit to most of your employees. Please tell us why this would not represent compensation that would be included in operating expenses.

Company Response - The item “Profit Sharing” represents amounts contributed to the benefit of eligible employees, at management’s discretion, calculated based on pre-tax earnings. The Company’s practice has been to disclose this amount as a separate line item in the Consolidated Statements of Earnings so shareholders and participants in the plan can easily see the amount of contribution.

We propose to revise the Consolidated Statements of Earnings in all future filings to present profit-sharing contributions as a separate line item immediately above the operating profit calculation and immediately below selling and administrative expenses. Thus it will continue to be reported as an individual line item so as to specifically present this amount to the public, however it will be included in the operating profit calculation.

2.	SEC Comment – In future filings please clearly indicate whether each of the non-operating items represent income or expense.

Company Response - We propose to revise the Consolidated Statements of Earnings in all future filings such that each of the non-operating items will be explicitly titled to clearly indicate whether the item represents income or expense.

Summary of Quarterly Results of Operations (unaudited), page 10.

3.	SEC Comment – Since this table is not one of the primary financial statements as listed in the audit report, please consider moving this after the audited footnotes in future filings.

Company Response - In future filings we will present the summarized quarterly financial information in an unaudited footnote after the audited footnotes.

Note C Marketable Securities, page 17

4.	SEC Comment – We read in the first paragraph that you classify your investments as “available for sale”. However, at the end of the second paragraph you state you have the ability and intent to hold these investments until maturity, which is the defining characteristic of the “held-to-maturity” classification of investments. Please clarify and tell us the accounting treatment for these investments under SFAS 115.

Company Response - Our practice is to utilize the marketable securities portfolio in liquidity management. Accordingly, we buy and sell securities as necessary, in conjunction with utilizing available credit facilities. If our liquidity requirements do not allow us to hold an investment until it matures, we will sell the investment. Thus, pursuant to SFAS-115, our securities are classified available for sale.

The intent of the sentence in question was to state that in the event an investment’s fair value falls below its amortized cost the company typically has the liquidity sources available to hold the investment until its fair value rises above amortized cost. In the event that it does not fully recover prior to maturity then we may hold it until maturity for principle recovery purposes, assuming our liquidity allows us to do so. In order to clarify that our investments are classified as “available for sale” we propose to change the last sentence of the referenced paragraph in future filings to read:

“Accordingly, management believes that its unrealized losses on investment securities are temporary in nature. While the investment securities are classified as available for sale, the Company, depending upon its liquidity position, may have the ability to hold these investments until either such time as the investments’ fair value recovers above amortized cost or maturity.”